Eric Blanchard +1 212 479 6565 eblanchard@cooley.com	Via EDGAR and Overnight Courier

June 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Rufus Decker
Charlie Guidry
Erin Jaskot

Re:	Xometry, Inc.
Amendment 1 to Draft Registration Statement on Form S-1
File No. 377-04654
Filed May 18, 2021

Ladies and Gentlemen:

On behalf of Xometry, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 28, 2021 with respect to the Company’s Amendment 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on May 18, 2021. The Company is concurrently submitting a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Amendment 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your revised disclosure in response to our prior comment one. Please revise to state in plain language that you act as the seller to the buyer and agree to pricing in advance of sourcing the order from a manufacturer and bear the risk that a buyer is not satisfied or that the manufacturer may charge you more than anticipated to manufacturer the order.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 2, 72 and 105 of the Registration Statement.

Cooley LLP  55 Hudson Yards  New York, NY  10001-2157

t: (212) 479-6000  f: (212) 479-6275   cooley.com

United States Securities and Exchange Commission

June 4, 2021

Page Two

Capitalization, page 61

2.	As discussed on page 59, please revise the pro forma as adjusted section to reflect that a portion of the offering proceeds will be used to repay debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Registration Statement.

Key Factors Affecting Our Performance, page 68

3.

We note your revised disclosure in response to our prior comment eight. However, the method used to calculate LTV continues to be unclear. Given that you are looking at the return in value over the lifetime of a customer, as opposed to a set period of time, please disclose the inherent risks in such predictions. Please also disclose the length of time it takes to recover the initial CAC for a group of new buyers during a defined time period, so that investors can balance this with your projected LTV calculations. Please disclose both the initial recoupment cost time period and the LTV/CAC ratio for cohorts in your prior financial periods so that investors can understand the significance of your disclosure that your LTV/CAC ratio for 12/31/2020 is 6.1x. Please provide similar comparable disclosure in your graphics which include the LTV/CAC ratio.

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Registration Statement.

Business, page 104

4.

We note that you amended this section to include quotes from several of your buyers and sellers. Please tell us whether the quoted persons and companies consented to their quotes being used in this filing.

The Company acknowledges the Staff’s comment and can confirm that each of the persons and companies who are quoted as buyers and sellers have consented to their quotes being used in this filing.

Principal Stockholders, page 140

5.

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by the entities listed in the chart on page 140. See Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the chart on page 145 of the Registration Statement.

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Cooley LLP  55 Hudson Yards  New York, NY   10001-2157

t: (212) 479-6000  f: (212) 479-6275   cooley.com

United States Securities and Exchange Commission

June 4, 2021

Page Three

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	Randy Altschuler, Xometry, Inc.

James Rallo, Xometry, Inc.

Laurence Zuriff, Xometry, Inc.

Kristie Scott, Xometry, Inc.

David Peinsipp, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP  55 Hudson Yards  New York, NY   10001-2157

t: (212) 479-6000  f: (212) 479-6275   cooley.com